For Immediate Publication	Exhibit 99.1

Press Release
For the third quarter and first nine months ended September 30, 2002
All amounts are in US$ unless otherwise stated

ClearWave Records Net Income of $1.4 Million
and EBITDA of $72.4 Million for Third Quarter

Amsterdam, The Netherlands and Montréal, Canada, November 12, 2002 – ClearWave N.V. (“ClearWave” or the “Company”), a subsidiary of Telesystem International Wireless Inc. (“TIW”), today announced its financial and operating results for the third quarter and first nine months ended September 30, 2002. The Company controls cellular operations in Romania and the Czech Republic.

ClearWave achieved profitability for the sixth consecutive quarter, with a net income of $1.4 million, or $0.02 per share, for the third quarter, compared to $5.4 million, or $0.06 per share, for the corresponding period in 2001. The decrease in net income is attributable to income taxes in MobiFon of $10.7 million and one-time charges of $10.1 million related to debt refinancing, partially offset by a $16.3 million increase in operating income.

Service revenue increased 34% to $175.5 million compared to $130.6 million for the third quarter of 2001. Selling, general and administrative (SG&A) expenses declined to 26% of service revenues from 29% for the same period last year. Operating income before depreciation and amortization (EBITDA) increased 57% to $72.4 million compared to $46.0 million for the third quarter last year. Operating income more than doubled to $31.7 million compared to $15.4 million for the same 2001 period.

“We are pleased with our performance in the third quarter and the first nine months of 2002. Our strong growth in EBITDA and operating income reflects our focus on achieving profitable growth and effective cost management” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “MobiFon in Romania remains one of the most profitable mobile operators in Europe while our operation in the Czech Republic having reached a critical mass continues to improve its financial performance.”

ClearWave added 193,800 net subscribers during the quarter to reach 3,602,100 total subscribers, a 56% increase compared to 2,303,000 subscribers at the end of the third quarter of 2001.

For the first nine months, net income increased to $8.9 million, or $0.11 per share, compared to net income of $5.3 million, or $0.06 per share, for the same period in 2001. Service revenues were up 37% to $470.6 million compared to $343.3 million for the same period last year. EBITDA increased 84% to $184.0 million compared to $99.9 million for the first nine months of 2001 and operating income rose five-fold to $74.0 million compared to $14.4 million for the same 2001 period.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 53% share of the cellular market, added 125,500 net subscribers for the third quarter for a total of 2,462,500, compared to 1,622,700 subscribers at the end of the same 2001 period, an increase of 52%. For the same quarter last year, MobiFon recorded 160,400 net additions and held a market share of approximately 50% at September 30, 2001. The pre-paid/post-paid mix at the end of the third quarter 2002 was 65/35 compared to 62/38 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months.

Service revenues reached $112.6 million, an increase of 17%, due to a larger subscriber base including a larger proportion of prepaid subscribers, compared to $96.1 million for the third quarter last year. The monthly average revenue per subscriber (ARPU1) was $14.45 as compared with $14.12 in the preceding quarter and $19.04 in the third quarter of 2001. SG&A expenses decreased to 21% of service revenues compared to 23% for the 2001 corresponding period. EBITDA increased 23% to $64.4 million compared to $52.4 million for the same period last year and EBITDA as a percentage of service revenue improved to 57% compared to 54% in the quarter ending September 30, 2001. Operating income rose 30% to $43.0 million compared to $32.9 million for the third quarter in 2001.

For the first nine months, service revenues increased 19% to $311.5 million compared to $260.7 million for the same period last year. EBITDA increased 24% to $172.8 million compared to $138.9 million for the 2001 period. Operating income rose 31% to $110.1 million compared to $83.9 million for the first nine months of 2001.

Ceský Mobil a.s. - Czech Republic

Ceský Mobil added 68,300 net subscribers for the third quarter, to reach 1,139,600 subscribers, an increase of 68% compared to 680,300 subscribers at the end of the third quarter of 2001. Ceský Mobil estimates it held a 14% share of the national cellular market as of September 30, 2002, compared to an 11% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 78% from 58% at the end of the third quarter of 2001 when Ceský Mobil recorded 140,200 net subscriber additions. The Company’s pre-paid/post-paid mix as of September 30, 2002 was 71/29 compared to 68/32 at September 30, 2001. The change in mix is primarily attributable to the strong growth in prepaid subscribers experienced during the last quarter of 2001 and the first quarter of 2002.

Service revenues increased 82% to $62.9 million compared to $34.5 million for the third quarter of 2001. The monthly average revenue per subscriber (ARPU1) was $18.20 as compared with $16.65 in the preceding quarter and $17.96 in the third quarter of 2001. Ceský Mobil recorded EBITDA of $8.4 million, its third consecutive quarter of positive EBITDA, compared to negative EBITDA of $5.8 million for the same period last year. This improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 34% of service revenues compared to 46% for the same period last year. Operating loss improved to $10.9 million compared to $17.0 million for the third quarter of 2001.

For the first nine months, service revenues increased 93% to reach $159.1 million compared to $82.6 million for the same period in 2001. EBITDA reached $12.9 million compared to negative EBITDA of $36.0 million for the first nine months of last year, an improvement of $48.9 million. Operating loss declined to $34.4 million compared to $66.5 million for the same period in 2001.

(1)	The Company uses the term average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. ARPU should not be considered in isolation or as an alternative measure of performance under GAAP. The Company believes ARPU is viewed as a relevant supplemental measure of performance in wireless telecommunications industry.

Liquidity and Capital Resources

As of September 30, 2002, the current business plans of both MobiFon and Ceský Mobil were fully funded and, on a consolidated basis, ClearWave held cash and cash equivalents of $58.9 million.

Operating activities provided cash of $33.2 million for the third quarter compared to $45.8 million for the same period in 2001. For the first nine months, operating activities provided cash of $107.0 million compared to cash used of $7.4 million, for the first nine months of 2001. The primary factors contributing to the higher nine month operating cash flow were $84.2 million higher operating income before depreciation and amortization and a $51.5 million decrease in working capital needs.

Acquisitions of property, plant and equipment totaled $59.0 million for the third quarter compared to $74.0 million for the same period in 2001, in line with lower subscriber growth experienced during the period. For the first nine months of 2002, acquisitions of property, plant and equipment was $166.4 million compared to $143.4 million for the same 2001 period. The increase in the nine month 2002 period compared to the previous year reflects the fact that in 2001, Ceský Mobil’s site expansion program occurred nearly entirely during the last quarter of the year while, in 2002, it is evenly distributed throughout the period. Additionally in 2002, payments relating to prior periods’ capital expenditures of approximately $37 million were made.

Financing activities provided cash of $26.2 million for the third quarter and $62.2 million for the first nine months of 2002. During September, MobiFon drew $255 million on a new $300 million senior loan facility, led and arranged by the EBRD, and used the proceeds to repay all existing indebtedness, including accrued and accreted interest related thereto, totaling $230.5 million, to pay refinancing costs and fees of $7.5 million, and to fund approximately $17 million in network capital expenditures. The undrawn amount available under the facility will be used to fund MobiFon’s continued growth.

In line with plans, Ceský Mobil drew $20.0 million from its long-term syndicated Euro and Czech Koruna denominated credit facility in the third quarter. At September 30, 2002, the undrawn amount available under this credit facility was Euro 53.8 million and Koruna 751.3 million (total of approximately $77.5 million).

Long-term debt at the end of the third quarter was $732.1 million, comprised of $267.7 million at MobiFon and $464.4 million at Ceský Mobil. Ceský Mobil's long-term debt includes $25.3 million payable to network equipment vendors and $41.9 million in long-term unrealized losses associated with derivative financial instrument positions.

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at September 30, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at September 30, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is London Interbanks Offered Rate (“LIBOR”) plus a margin of 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus a margin of 2.5% to LIBOR plus a margin of 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively. In October 2002, MobiFon also entered into interest rate swap agreements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. During the nine-month period ended September 30, 2002, MobiFon has deferred financing costs in the amount of $ 7.8 million relating to the new senior loan facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

During the three month period ended September 30, 2002, the unamortized deferred financing costs relating to the extinguished syndicated senior credit facilities in the amount of $5.2 million were written off and additional interest for early repayment and other cancellation fees totaling $4.9 million was incurred.

During the quarter, MobiFon paid $15.5 million to its shareholders, representing the second installment of a dividend declared in March of this year. The final installment of $0.6 million was paid in October 2002. The total amount of the dividends paid was $27.5 million, of which ClearWave’s total share was $17.4 million. The Company has used a portion of the proceeds to fulfill its funding commitments in its operating subsidiary, Ceský Mobil, and to repay $9.8 million in advances from its parent, TIW. On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. MobiFon’s shareholders are expected, but not required, to participate pro-rata in the share repurchase. Accordingly, ClearWave’s ownership of MobiFon may vary between 62.4% and 64.0%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

As of September 30, 2002, ClearWave has outstanding loans of $98.1 million due to TIW and affiliated companies. TIW reports a going concern uncertainty in its financial statements due to the expiration of its corporate credit facility on December 15, 2002. In the event that TIW’s creditors enforce their claims over the Company’s shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

Conference Call

The conference call with analysts on the third quarter 2002 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, November 13, 2002 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on November 13 and 11:59 p.m. on December 13. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1295364.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

     TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.7 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:

Media:
Mark Boutet Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	Igor Prerovsky ClearWave N.V. + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

Investors: Serge Dupuis Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca Our web site addresses are: www.tiw.ca www.clearwave.cz www.oskarmobil.cz www.connex.ro

ClearWave N.V.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)		(Unaudited)

STATEMENTS OF INCOME AND CASH FLOWS DATA: (3)

Revenues	185,209	137,138	497,992	360,954

Operating Income	31,661	15,363	73,990	14,373

Interest expense, net	(17,380)	(16,474)	(52,495)	(45,930)

Foreign exchange gain (loss)	(2,670)	(3,887)	6,587	(3,508)

Income taxes	10,656	—	26,147	—

Minority interest	10,508	10,363	17,065	40,352

Net income	1,363	5,365	8,900	5,287

Basic and diluted net income per share	0.02	0.06	0.11	0.06

Acquisitions of property, plant and equipment	(58,963)	(74,048)	(166,448)	(143,375)

OPERATING DATA: (3)

Operating income before depreciation and amortization (5)	72,372	45,999	184,071	99,880

	As at September 30,	As at December 31,
	2002	2001
	$	$

	(unaudited)

BALANCE SHEET DATA:

Cash and cash equivalents	58,853	54,982

Total assets	1,298,638	1,192,116

Long-term debt, including current portion(1)	732,166	651,606

Funded capital(2)	185,332	185,332

Total shareholders’ equity	145,688	134,042

OVERVIEW OF OPERATIONS

(as of September 30, 2002)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscribers(4)	Interest	(millions)	Subscribers(6)

Central / Eastern
Europe Cellular
Romania	GSM	Q2 1997	22.5	2,462,500	63.5%	14.3	1,564,700
Czech Republic	GSM	Q1 2000	10.3	1,139,600	23.1%	2.4	263,200

			32.8	3,602,100		16.7	1,827,900

(1)	Includes long-term derivative financial instrument position
(2)	Proceeds from share issuance and share premium.
(3)	The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.
(4)	Figures include 1,600,446 and 806,400 prepaid subscribers in Romania and Czech Republic, respectively, but excludes internet subscribers.
(5)	The company uses the term operating income before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income, operating income, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income before depreciation and amortization is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.
(6)	Proportional financial figures and other operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

Interim Financial Statements (unaudited)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Earnings relase for the third quarter

CLEARWAVE N.V.

Third Quarter 2002

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	September 30,	December 31,
	2002	2001
	$	$

	(unaudited)	(Note 1)

ASSETS

Current assets

Cash and cash equivalents	58,853	54,982

Trade debtors	47,408	44,054

Inventories	17,943	15,386

Value added taxes recoverable	3,023	6,772

Prepaid expenses	19,127	10,843

Vendor prepayments	3,864	10,566

Deferred income tax asset	2,912	3,548

Other current assets	8,218	7,772

Total current assets	161,348	153,923

Property, plant and equipment	970,739	871,070

Licenses	95,981	97,667

Goodwill (Note 2)	52,606	52,606

Deferred financing costs (Note 6)	17,964	16,850

	1,298,638	1,192,116

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable — trade	74,059	70,611

Accounts payable — TIW group	12,640	11,451

Accrued interest	6,169	6,819

Other accrued liabilities	21,413	27,162

Due to parent and affiliated companies	98,068	90,144

Deferred revenues	30,885	32,370

Derivative financial instrument position	978	2,788

Current portion of long-term debt (Note 6)	—	41,251

Total current liabilities	244,212	282,596

Deferred income tax liability	5,038	3,548

Long-term debt (Note 6)	690,228	580,272

Derivative financial instrument position	41,938	30,083

Minority interest	171,534	161,575

Shareholders’ equity
Share capital
45,868,498 Class A Subordinate Voting Shares and

38,230,950 Class B Multiple Voting Shares	21,467	21,467

Share premium	163,865	163,865

Deficit	(36,608)	(45,508)
Accumulated other comprehensive income (loss)

Foreign currency translation adjustment	4,589	979

Fair value of interest rate and cross-currency swaps	(7,625)	(6,761)

Total shareholders’ equity	145,688	134,042

	1,298,638	1,192,116

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

Revenues

Services	175,457	130,625	470,584	343,284

Equipment	9,752	6,513	27,408	17,670

	185,209	137,138	497,992	360,954

Cost of services	52,884	42,683	143,979	120,807

Cost of equipment	15,016	10,144	41,924	29,363

Selling, general and administrative expenses	44,937	38,312	128,018	110,904

Depreciation and amortization	40,711	30,636	110,081	85,507

Operating income	31,661	15,363	73,990	14,373

Interest expense	(17,886)	(17,286)	(53,502)	(49,127)

Interest and other income	506	812	1,007	3,197

Foreign exchange gain (loss)	(2,670)	(3,887)	6,587	(3,508)

Expenses related to extinguishment of debt (Notes 2 and 6)	(10,100)	—	(10,100)	—

Income (loss) before income taxes and minority interest	1,511	(4,998)	17,982	(35,065)

Income taxes (Note 4)	10,656	—	26,147	—

Income (loss) before minority interest	(9,145)	(4,998)	(8,165)	(35,065)

Minority Interest	10,508	10,363	17,065	40,352

Net income	1,363	5,365	8,900	5,287

Foreign currency translation adjustment	(1,750)	6,925	3,610	913

Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	—	(1,318)

Change in fair value of interest rate and cross currency swaps	(2,544)	(920)	(864)	(4,967)

Comprehensive income (loss)	(2,931)	11,370	11,646	(85)

Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448

Basic and diluted net income per share	0.02	0.06	0.11	0.06

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

OPERATING ACTIVITIES
Net income	1,363	5,365	8,900	5,287
Adjustments to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	40,711	30,636	110,081	85,507
Accreted interest on long-term debt	666	603	1,984	1,750
Minority interest	(10,508)	(10,363)	(17,065)	(40,352)
Other non-cash items	12,326	668	15,545	4,358
Changes in operating assets and liabilities	(11,329)	18,868	(12,487)	(63,951)

Cash provided by (used in) operating activities	33,229	45,777	106,958	(7,401)

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(58,963)	(74,048)	(166,448)	(143,375)
Increase of ownership in subsidiaries	—	—	—	(23,239)

Cash used in investing activities	(58,963)	(74,048)	(166,448)	(166,614)

FINANCING ACTIVITIES
Increase in short-term loans	—	5,540	—	5,540
Repayment of advances from parent company	(9,822)	—	(9,822)	—
Advances from parent company	—	6,893	7,055	28,664
Issuance of subsidiaries’ shares to minority interest	—	14,769	29,930	50,303
Subsidiary’s dividends paid to minority interest	(5,636)	—	(9,806)	—
Proceeds from issue of long-term debt (Note 6)	275,223	59,762	303,150	85,142
Repayment of long-term debt (Note 6)	(226,059)	—	(250,498)	—
Deferred financing costs (Note 6)	(7,482)	—	(7,790)	—
Additions to cash and cash equivalents — restricted	—	(66,525)	—	(66,525)

Cash provided by financing activities	26,224	20,439	62,219	103,124

Net effect of exchange rate translation on cash and cash equivalents	(1,118)	1,970	1,142	(959)

Net change in cash and cash equivalents	(628)	(5,862)	3,871	(71,850)
Cash and cash equivalents, beginning of period	59,481	55,241	54,982	121,229

Cash and cash equivalents, end of period	58,853	49,379	58,853	49,379

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands of US dollars)

				Accumulated
				Other	Total
	Share	Share		Comprehensive	Shareholders’
	Capital	Premium	Deficit	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402

Comprehensive income (loss)	—	—	5,287	(5,372)	(85)

Balance as at September 30, 2001	21,467	163,865	(47,556)	(8,459)	129,317

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042

Comprehensive income	—	—	8,900	2,746	11,646

Balance as at September 30, 2002	21,467	163,865	(36,608)	(3,036)	145,688

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements, with the exception of the accounting policy changes described in note 2, should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

NOTE 2
ACCOUNTING POLICY CHANGES

SFAS NO. 142
 In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	For the three months		For the nine months ended
	ended September 30,		September 30,

	2002	2001	2002	2001

Reported net income	$1,363	$5,365	$8,900	$5,287
Amortization of goodwill		700		1,907

Adjusted net income	$1,363	$6,065	$8,900	$7,194

Adjusted basic and diluted net income per share	0.02	0.07	0.11	0.08

SFAS NO. 145
 The Company has decided to early adopt SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB 30. In connection with the early extinguishment of the syndicated senior credit facilities (note 6), unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented separately in the consolidated statement of income and comprehensive income (loss) as expenses related to the extinguishment of debt due to their unusual nature. The Company has determined that these expenses do not qualify as extraordinary items.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
in thousands of U.S. dollars)

NOTE 3
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)

During the quarter, MobiFon paid $15.5 million to its shareholders, representing the second installment of a dividend declared in March of this year. The final installment of $0.6 million was paid in October 2002. The total amount of the dividends paid was $27.5 million, of which the Company’s total share was $17.4 million. The Company has used a portion of the proceeds to fulfill its funding commitments in its operating subsidiary, Ceský Mobil a.s., and to repay $9.8 million in advances from its parent, TIW. The Company has outstanding loans of $98.1 million due to TIW and affiliated companies.

On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. MobiFon’s shareholders are expected, but not required, to participate pro-rata in the share repurchase. Accordingly, ClearWave’s ownership of MobiFon may vary between 62.4% and 64.0%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

The Company intends to use available cash resources at the corporate level to repay amounts due to TIW and affiliates. TIW reports a going concern uncertainty in its financial statements due to the expiration of its corporate credit facility on December 15, 2002. In the event that TIW’s creditors enforce their claims over the Company’s shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $10.5 million and $26.0 million, respectively, for the three and nine month periods ended September 30, 2002. These amounts relate to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 5
FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $3.6 million, net of minority interest, reported as a comprehensive income for the nine month period ended September 30, 2002, is explained by the appreciation of the Czech Koruna during the period. The exchange rate was 35.587 Czech Koruna for one US Dollar and 30.769 Czech Koruna for one US Dollar as at December 31, 2001 and September 30, 2002, respectively. As at June 30, 2002, the foreign currency translation adjustment included as a component of shareholders’ equity included a translation adjustment of $19.9 million attributable to minority interest. This misclassification had no impact on net income and has been adjusted in the preparation of these financial statements for the period ended September 30, 2002.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
in thousands of U.S. dollars)

In addition, to manage a portion of its Euro based borrowing exposure, the Company’s operating subsidiary Ceský Mobil a.s. entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million ($59.2 million) on May 11, 2002. The change in fair value of this instrument, amounting to $1 million, is included in current liabilities and this unrealized loss has been reflected in income against the change in carrying value of the related debt of €60.0 million.

NOTE 6
LONG TERM CREDIT FACILITY IN MOBIFON S.A. (“MOBIFON”)

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at September 30, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at September 30, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively. In October, MobiFon also entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively, During the nine-month period ended September 30, 2002, MobiFon has deferred financing costs in the amount of $ 7.8 million relating to the new senior loan facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

NOTE 7
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $7.6 million and $6.8 million, minority interest would be increased by $23.9 million and $16.6 million, current liabilities would be reduced by NIL and $2.8 million and long term liabilities would be reduced by $31.5 million and $20.6 million as at September 30, 2002 and December 31, 2001, respectively, under Canadian GAAP.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002

(in thousands of U.S. dollars)

NOTE 8

SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED September 30,

	2002				2001

	[unaudited]				[unaudited]
		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues

Services	112,585	62,872	—	175,457	96,112	34,513	—	130,625

Equipment	5,276	4,476	—	9,752	3,110	3,403	—	6,513

	117,861	67,348	—	185,209	99,222	37,916	—	137,138

Cost of services	21,031	31,853	—	52,884	18,743	23,940	—	42,683

Cost of equipment	9,106	5,910	—	15,016	6,331	3,813	—	10,144

Selling, general and administrative expenses	23,363	21,174	400	44,937	21,773	16,013	526	38,312

Depreciation and amortization	21,404	19,307	—	40,711	19,445	11,191	—	30,636

Operating income (loss)	42,957	(10,896)	(400)	31,661	32,930	(17,041)	(526)	15,363

Acquisition of property, plant and equipment, including unpaid acquisitions	21,871	19,802	—	41,673	43,768	26,008	—	69,776

Operating income (loss) before depreciation and amortization	64,361	8,411	(400)	72,372	52,375	(5,850)	(526)	45,999

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002

(in thousands of U.S. dollars)

NOTE 8

SEGMENTED INFORMATION

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2002				2001

	[unaudited]				[unaudited]
		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues
Services	311,510	159,074	—	470,584	260,696	82,588	—	343,284
Equipment	15,342	12,066	—	27,408	8,292	9,378	—	17,670

	326,852	171,140	—	497,992	268,988	91,966	—	360,954
Cost of services	59,014	84,965	—	143,979	52,178	68,629	—	120,807
Cost of equipment	26,775	15,149	—	41,924	16,905	12,458	—	29,363
Selling, general and administrative expenses	68,224	58,120	1,674	128,018	60,953	46,894	3,057	110,904
Depreciation and amortization	62,734	47,347	—	110,081	55,027	30,480	—	85,507

Operating income (loss)	110,105	(34,441)	(1,674)	73,990	83,925	(66,495)	(3,057)	14,373

Acquisition of property, plant and equipment, including unpaid acquisitions	59,363	70,092	—	129,455	91,637	47,466	—	139,103

Property, plant, equipment, licenses and goodwill as at September 30, 2002 (December 31, 2001)	534,279	585,045	2	1,119,326	537,739	483,604	—	1,021,343

Total assets as at September 30, 2002 (December 31, 2001)	669,383	628,514	741	1,298,638	648,946	542,159	1,011	1,192,116

Operating income (loss) before depreciation and amortization	172,839	12,906	(1,674)	184,071	138,952	(36,015)	(3,057)	99,880